UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from-------------------to----------------------

Commission file number 1-8061

FREQUENCY ELECTRONICS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

Frequency Electronics, Inc.
55 Charles Lindbergh Blvd., Mitchel Field, NY 11553

(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive offices)

Registrant's telephone number, including area code (516) 794-4500

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Alan Miller
Chief Financial Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchel Field, NY 11553

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

YEAR ENDED DECEMBER 31, 2007

CONTENTS

			Page
a)	FINANCIAL STATEMENTS:

	Report of Independent Registered Public Accounting Firm		3

	Statements of Net Assets Available for Benefits		4

	Statement of Changes in Net Assets Available for Benefits		5

	Notes to Financial Statements		6 - 9

	SUPPLEMENTAL SCHEDULE:

	Schedule H, Line 4i: Schedule of Assets (Held at End of Year)		10-11

	Schedule H, Line 4j; Schedule of Reportable Transactions		12

b)	EXHIBITS:

	Exhibit 23.1	Consent of Independent Registered Public Accounting Firm	13

	Exhibit 99.1	Certification of Chief Executive Officer and	14
		Chief Financial Officer

	Exhibit 99.2	Certification by a Trustee of the Plan	15

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREQUENCY ELECTRONICS, INC.
Registrant

By: /s/ Alan L. Miller
Alan L. Miller
Chief Financial Officer and Treasurer

Dated: July 15, 2008

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frequency Electronics, Inc. 401(k) Savings Plan
(Name of Plan)

Date: July 15, 2008	By:

/s/Robert Klomp
Robert Klomp, Trustee

/s/Markus Hechler
Markus Hechler, Trustee

/s/Marvin Meirs
Marvin Meirs, Trustee

Report of Independent Registered Public Accounting Firm

To the Trustees of
Frequency Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Frequency Electronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holtz Rubenstein Reminick LLP

Melville, New York
July 15, 2008

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

ASSETS:
Cash and Cash Equivalents	$833	$58,235
Investments, at Fair Value	14,782,104	13,715,479
Loans Receivable from Participants	483,059	376,585
Contribution Receivable - Employer	122,132	90,505
Contribution Receivable – Participants	28,051	23,796
Other Receivable	0	7,513
Total Assets	15,416,179	14,272,113
LIABILITIES:
Excess Participant Contributions Payable	26,289	0
Total Liabilities

Net Assets Available for Benefits at Fair Value	15,389,890	14,272,113

Adjustment from Fair Value to Contract Value for
Benefit Responsive Investment Contract	66,644	45,225

Net Assets Available for Benefits	$15,456,534	$14,317,338

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Additions to net assets attributed to:

Contributions:
Participant contributions	$1,176,983
Rollover contributions	143,159
Employer contributions	546,176
Total Contributions	1,866,318
Investment Income:
Net appreciation in fair value of investments	14,866
Interest	27,527
Dividends	236,485
Net Investment Gain	278,878
Total Additions	2,145,196

DEDUCTIONS:
Benefits paid to participants	1,006,000

NET INCREASE	1,139,196

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	14,317,338

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$15,456,534

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

1.	Plan Description

The following description of the Frequency Electronics, Inc. (the "Company" or the “Employer”) 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan, adopted on January 1, 1985, is a defined contribution savings plan qualified under Section 401(k) of the Internal Revenue Code covering employees of the Company who have completed six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration– Effective December 1, 2006, the Plan changed its custodian and recordkeeper from Metropolitan Life Insurance Company “Met Life” to Principal Retirement Group “Principal”. The Plan also changed investment options to accounts offered by Principal. Principal holds the Plan’s investment in Frequency Electronics, Inc. common stock.

Contributions - Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined by the Plan, subject to certain limitations imposed by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified benefit plans. The Company may make matching contributions, as defined by the Plan. Company contributions, if any, may consist of cash or qualifying employer securities. During the year ended December 31, 2007, Company contributions were made in the form of Company stock. The Company contributed 100 percent of the first 3 percent of base compensation that a participant contributed to the Plan, not to exceed a maximum of $2,500. Additionally, the Company contributed $500 on behalf of each eligible participant, regardless of the participant’s contribution, if any. The maximum Company contribution is $3,000 per participant.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations of Plan earnings are made to each participant's account based upon participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Participants vest 20 percent after two years of service and 20 percent each year thereafter. A participant is 100 percent vested after six years of credited service.

Participant loans - Loans are permitted against a participant's contributory account balance. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's contributory account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4 percent to 9.5 percent. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - A participant may elect to receive the value of the vested interest in his or her account upon termination of service due to death, disability or retirement. An employee who became a participant on or after January 1, 1998, will generally receive their benefit as a lump-sum distribution. An employee who became a participant prior to January 1, 1998, will generally receive their benefit, unless otherwise elected, as a Qualified Joint and Survivor Annuity, if the participant is married, or as a life annuity, if unmarried. Participants who elect not to receive the annuity form of payment, may elect to receive a lump-sum distribution or a distribution in substantially equal monthly, quarterly, semi-annual or annual installments, (over a term that does not extend beyond the participant's or designated beneficiary's actuarial life expectancy).

Forfeited accounts - At December 31, 2007 and 2006, forfeited non-vested accounts, in addition to the earnings and losses thereon, totaled $32,620 and $31,218, respectively. These accounts may be used to pay administrative costs of the Plan. Any such accounts not used to pay administrative costs will be reallocated to participants in the same manner as employer contributions. No amounts were relocated in the year due to the change in the Plan custodian. During the year ended December 31, 2007, forfeitures of non-vested accounts totaled $34,269.

Plan expenses - Expenses associated with administering the Plan are paid by the Company.

2.	Summary of Significant Accounting Polices

Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition - The Plan's investments are stated at fair value based upon quoted market prices, except for the Plan's benefit responsive investment contract, referred to as the Morley Financial Service, Inc. Principal Stable Value Fund, which is valued at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized in the period earned. Dividends are recorded on the ex-dividend date. Gains and losses on the sales of investments are recognized when realized, while unrealized gains and losses are recognized daily based on fluctuations in market value. Realized and unrealized gains and losses are netted in the financial statements.

Frequency Electronics, Inc. Common Stock Fund - The Frequency Electronics, Inc. Common Stock Fund is a nonparticipant directed fund. All employer matching contributions that were made prior to January 1, 1990 and subsequent to January 1, 2001 are in the form of Frequency Electronics, Inc. common stock. This stock is valued at the last sale price on the NASDAQ on the last business day of the year. Frequency Electronics, Inc. common stock approximated $2,283,000 (15%) and $2,545,000 (18%) of total assets at December 31, 2007 and 2006, respectively.

Information about the significant components of the change in net assets related to the nonparticipant-directed investment during the year ended December 31, 2007 is as follows:

Balance, January 1, 2007	$2,544,572
Employer Contributions Received During 2007	514,549
Net Depreciation in Fair Value of Investments	(518,180)
Investment Income	23,953
Distributions	(282,202)
Balance, December 31, 2007	$2,282,692

Payment of benefits - Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2007:

Morley Financial Services Principal Stable Value Fund; 188,977 shares	$2,971,773
Principal Global Investors Intl Emerging Mkts Adv Pref Fund; 31,861 shares	955,825
Principal Global Investors Diversified IntlAdv Pref Fund; 59,069 shares	816,924
Principal Global Investors S&P Idx AdvPr Fund; 217,052 shares	2,226,959
Principal Global Investors Principal Investors LifeTime 2030 Adv Pref Fund; 68,738 shares	940,348
Capital Research and Mgmt Co American Funds Growth Fund of America R3 Fund; 37,322 shares	1,251,018
Frequency Electronics, Inc. Common Stock; 236,551 shares	$2,282,692

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2006:

Morley Financial Services Principal Stable Value Fund; 187,129 shares	$2,849,274
Principal Global Investors SmallCap Value AdvPr Fund; 38,816 shares	735,185
Principal Global Investors Diversified IntlAdv Pref Fund; 50,844 shares	703,683
Principal Global Investors S&P Idx AdvPr Fund; 223,400 shares	2,240,703
Principal Global Investors Principal Investors LifeTime 2030 Adv Pref Fund; 70,384 shares	956,516
Capital Research and Mgmt Co American Funds Growth Fund of America R3 Fund; 39,099 shares	1,268,751
Frequency Electronics, Inc. Common Stock; 212,934 shares	$2,544,572

4.	Investment Contract with Insurance Company

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Effective November 30, 2006, the Plan obtained an investment position in the Morley Financial Services Principal Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund’s net assets include fully benefit-responsive investment contracts that are accounted for on their contract value basis. Accordingly, the Plan accounts for its investment position in the Stable Value Fund using the contract value. The Plan’s investment in the Stable Value Fund at contract value exceeded its fair value by approximately $67,000 at December 31, 2007.

The Plan was engaged in a benefit-responsive investment contract with Metropolitan Life Insurance Company ("Met Life") referred to as the Met Life Stable Value Option in prior years. Met Life maintained the contributions in a pooled account. This contract has been terminated as of November 30, 2006 as a result of the Plan’s change in recordkeeper.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 29, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Parties in Interest/Related Party Transactions

The Plan's investments include shares of common stock issued by the Plan Sponsor, Frequency Electronics, Inc. This stock is valued at the last sale price on the NASDAQ on the last business day of the year. Investment in Frequency Electronics, Inc. common stock is permitted under the provisions of the Plan.

Met Life - The Plan had entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company ("Met Life"). Met Life was the custodian as defined by the Plan for January 1, 2006 through November 30, 2006 and, therefore, these transactions qualify as party-in-interest transactions. Such transactions are permitted under the provisions of the Plan. This contract has been terminated as of November 30, 2006 as a result of the Company’s change in recordkeeper. No such contract exists with the Plan’s new recordkeeper (Principal).

Principal Financial Group - Certain plan investments are shares of pooled separate accounts managed by Principal Financial Group. Principal is the custodian and record keeper as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Fees paid by the Plan to Principal for recordkeeping services totaled approximately $3,200 during the year ended December 31, 2007.

8.	Cash Dividend

During calendar year 2007, the Board of Directors of Frequency Electronics, Inc. declared semi-annual cash dividends of $0.10 (ten cents) per share payable June 1 and December 1. These dividends aggregated $46,171 in 2007.

9.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – PN 003; EIN 11-1986657; FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or			Current
	similar party	Description of investment	Cost	Value

*	Morley Financial Services, Inc. Principal Stable Value Fund	Common / Collective Trust		$2,971,773

	Principal Global Investors Smallcap Value AdvPr Fund	Interest in registered investment company.		492,118

	Principal Global Investors Diversified IntlAdv Pref Fund	Interest in registered investment company.		816,924

	Principal Global Investors Intl Emerging Mkts AdvPr Fund	Interest in registered investment company.		955,825

	Principal Global Investors S&P 500 Idx AdvPr Fund	Interest in registered investment company.		2,226,959

	Alliance Bernstein LargeCap Value AdvPr Fund	Interest in registered investment company.		171,712

	Neuberger Berman/Jacobs Levy MidCap Value AdvPr Fund	Interest in registered investment company.		249,313

	Principal Global Investors Government & HQ BD AdvPr Fund	Interest in registered investment company.		413,766

	Principal Global Investors Bond and Mtg Secs AdvPr Fund	Interest in registered investment company.		612,053

	Turner Investment Partners MidCap Growth AdvPr Fund	Interest in registered investment company.		395,038

	Principal Global Investors Prin Inv LifeTm 2010 AdvPr Fund	Interest in registered investment company.		99,423

	Principal Global Investors Prin Inv LifeTm 2020 AdvPr Fund	Interest in registered investment company.		245,684

	Principal Global Investors Prin Inv LifeTm 2030 AdvPr Fund	Interest in registered investment company.		940,348

	Principal Global Investors Prin Inv LifeTm 2040 AdvPr Fund	Interest in registered investment company.		36,397

	Principal Global Investors Prin Inv LifeTm 2050 AdvPr Fund	Interest in registered investment company.		80,294

	Capital Research and Mgmt Co Am Fds Grth Fund of America R3 Fund	Interest in registered investment companies.		1,251,018

	Principal Global Investor Prin Inv Life Tm Str Inc AdvPr Fund	Interest in registered investment companies		84,941

	Columbus Circle Investors Large Cap Growth AdvPr Fund	Interest in registered investment companies		195,962

	Goldman Sachs Asset Mgt Large Cap Blend I AdvPr Fund	Interest in registered investment companies		15,557

	Neuberger Berman Mgmt Inc. Neub Berm Partners Adv Fund	Interest in registered investment companies		96,803

	Alliance Bernstein LP Smallcap Growth I AdvPr Fund	Interest in registered investment companies		54,940

	Principal Global Investors S&P 400 Idx AdvPr Fd	Interest in registered investment companies		63,386

	Principal Global Investors S&P 600 Idx AdvPr Fund	Interest in registered investment companies		29,178

*	Frequency Electronics, Inc. Common Stock	Common stock of Frequency Electronics, Inc Par value $1.00.	3,020,949	2,282,692
				$14,782,104
*	Participant loans	Loans to plan participants. Various maturity dates through August 2014 with interest at prevailing commercial rates (4.0% - 9.5%) and secured by the participants vested account balance.	$-	$483,059

	* Denotes party in interest.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j – PN 003: EIN 11-1986657; FORM 5500

SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2007

DESCRIPTION OF ASSET	Total Number of Purchases	Total Number of Sales	Total Value of Purchases	Total Value of Sales	Net Gain/(Loss)
Stable Value Fund	158		$2,775,560		$0
Stable Value Fund		155		$2,747,672	42,285
Prin Inv Lifetm 2030 AdvPr Fund	123		418,116		0
Prin Inv Lifetm 2030 AdvPr Fund		76		439,779	10,973
Am Fds Grth Fd of Am R3 Fund	127		341,239		0
Am Fds Grth Fd of Am R3 Fund		84		406,115	7,253
Midcap Growth AdvPr Fund	124		532,249		0
Midcap Growth AdvPr Fund		48		513,889	29,491
Diversified Intl Adv Pref Fund	138		637,732		0
Diversified Intl Adv Pref Fund		53		525,847	29,583
Intl Em Mkts AdvPr Fund	157		1,632,869		0
Intl Em Mkts AdvPr Fund		52		1,386,281	119,126
Frequency Electronics, Inc.	87		650,429		0
Frequency Electronics, Inc.		117		394,128	-97,428